

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2014

Via E-mail
Richard Qiangdong Liu
Chief Executive Officer
JD.com, Inc.
10th Floor, Building A, North Star Century Center
No. 8 Beichen West Street
Chaoyang District, Beijing 100101
The People's Republic of China

> **Re:** **JD.com, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 19, 2014**
> **File No. 333-193650**

Dear Mr. Liu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

Our Industry, page 2

1. We note your response to comment 10 in our letter dated February 28, 2014 and your amended disclosure. Please provide a definition of the term "overall retail market" in this section or provide a cross reference to where this term is defined.

Recent Developments, page 4

2. Here or in an appropriate place in your disclosure, please elaborate upon the significance to you and your business of being offered "prominent level 1 access points" in Tencent's mobile applications. Please also explain what you mean when you state that Tencent is a

"leading internet company serving the largest online community in China" to clarify exactly what type of business Tencent is engaged.

Summary Consolidated Financial Data and Summary Operating Data, page 14

Non-GAAP Financial Measure, page 17

3. We note your disclosure in the second paragraph that the non-GAAP financial measure enables management to assess your operating results without considering non-cash charges, including share-based compensation and amortization of intangible assets resulting from business acquisitions. Please disclose why you do not eliminate other non-cash charges, such as depreciation, in computing adjusted net income (loss).

Risks Related to Doing Business in China, page 48

Our business benefits from certain financial incentives…, page 56

4. We note your response to comment 25 in our letter dated February 28, 2014 and your amended disclosure. Please tell us what consideration you gave to discussing how your efforts in negotiating with the applicable local governments to receive financial incentives have affected the receipt of such incentives.

Capitalization, page 71

5. We note your response to comment 28 in our letter dated February 28, 2014 and your amended disclosure. Please update your capitalization table to reflect the private placement you entered into on March 10, 2014 with Huang River Investment Limited, which is mentioned on page 4 of your filing. Please refer to Item 3.B of Form 20-F as well as the Division of Corporation Finance's guidance entitled "International Reporting and Disclosure Issues in the Division of Corporation Finance" which can be found on our website at www.sec.gov.

Dilution, page 73

6. We note your response to comment 29 in our letter dated February 28, 2014 and your amended disclosure. Please tell us why you have included land use rights in your calculation of net tangible book value. Additionally, please tell us more about the type of land use rights you have and whether or not they can be sold separately from all other assets of the business. Also tell us how you assess the recoverability of the land use rights.

Management's Discussion and Analysis of Financial Condition…, page 88

Overview, page 88

7. We note your response to comment 34 in our letter dated February 28, 2014 and your amended disclosure. Please further discuss the ways in which the listed PRC regulations and industry policies related to your business operations may affect your liquidity and results from operations. Please see Item 4 of Form F-1 and Items 5.A.4 and 5.D of Form 20-F.

Our Ability to Effectively Invest in Our Fulfillment Infrastructure…, page 90

8. We note your response to comment 36 in our letter dated February 28, 2014 and your amended disclosure. Please provide additional disclosure regarding the source of the funds that will be used to invest in your technology platforms. For example, please discuss whether a portion of the proceeds from this offering will be used or if other sources of funds will be utilized.

Regulations Relating to Foreign Investment, page 141

9. We note your response to comment 7 in our letter dated February 28, 2014. Please disclose categories of your wholly owned PRC subsidiaries. Additionally, please make clear whether you have or are required to seek approvals for your interest in your wholly owned PRC subsidiaries.

Consolidated Statements of Operations and Comprehensive Loss, page F-5

10. Please revise to disclose the components of other comprehensive income in addition to the total amount of other comprehensive income. Refer to ASC 230-10-45-1A.

Consolidated Statements of Cash Flows, page F-6

11. Please tell us more about the nature of the shareholder contribution classified as a cash inflow from operating activities and why the contribution should not be classified as cash inflow from financing activities.

Consolidated Statements of Changes in Shareholders' Equity, Page F-7

12. Please disclose the changes in the accumulated balances for each component of other comprehensive income in the statement or in the notes to financial statements. Please also disclose reclassifications out of accumulated comprehensive income. Please refer to ASC 230-45-14A.

Unaudited Pro Forma Condensed Combined Financial Statements, page P-1

1. Basis of Pro Forma Presentation, page P-7

13. Please tell us whether you consider the Strategic Cooperation Agreement with Tencent Holdings to be part of the business combination transaction or an arrangement that is separate from the business combination, and provide us with your analysis of the guidance in ASC 805-10-25-20 through 23. If the arrangement is accounted for as a separate transaction, please disclose how you determined the cost of the asset and separate the transactions into different columns in your presentation of the pro forma condensed combined financial statements.

14. Please tell us if you applied the recognition guidance in ASC 805-20-25 to the assets acquired and liabilities assumed related to the transactions with Tencent and its affiliates. Also, please disclose a brief description of how you determined the estimated fair values related to Strategic Cooperation, Non-compete, Technology, Domain names and trademark, Advertising customer relationship, Investment in Shanghai Icson, Logistic workforce and Land use right, including valuation methods and significant assumptions. In addition, please disclose the adjustment to recognize the fair value of technology acquired and how you determined the estimated fair value.

15. Please tell us why you did not assign any value to the call option and include a pro forma adjustment for the changes in the fair value for the period presented.

16. We note your disclosure on page 5 that you agreed to pay Tencent RMB362 million in 2014 subject to substantial completion of post-closing covenants by Tencent and its affiliates in addition to the ordinary shares issued to Huang River Investment Limited. Please tell us whether the contingent consideration was included in the total purchase price. In addition, please disclose the acquisition-date fair value of the total consideration transferred and the acquisition-date fair value of each class of consideration. For the contingent consideration arrangement, please disclose a description of the arrangement and the amount recognized as of the acquisition date and an estimate of the range of outcomes.

17. We note your disclosure that the transaction costs related to the transactions, which form part of the initial carrying values, have not been finalized and not included in the estimated purchase price. Please tell us whether there are any acquisition-related costs that are reflected in the historical financial statements of either entity. If so, please revise to remove those costs from the pro forma condensed combined statements of operations and comprehensive loss. If there are any acquisition-related costs that are not yet reflected in the historical financial statements of either entity, please revise the pro forma condensed combined balance sheet to reflect such costs as the costs are non-recurring and directly attributable to the transaction. Also, please clarify your disclosure to explain why transaction costs form a part of the initial carrying values of assets acquired.

2. Pro Forma Adjustments, page P-10

18. We note the pro forma adjustment described in Note [B] regarding the reversal of the deferred tax liabilities associated with identifiable intangible assets related to the Combined Platform Business. However, it does not appear that the Combined Platform Business had recognized any deferred tax liabilities as of December 31, 2013. Please advise.

19. Please disclose how you determined the per share price used to determine the estimated fair value of the ordinary shares issued in the transaction in Note [K]. Also, if you accounted for the Strategic Cooperation Agreement as separate transaction, please separately disclose the consideration issued in each transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom